UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

              -----------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Strategic Hotel Capital, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                           ---------------------------
                         (Title of Class of Securities)

                                    86272T106
                              ---------------------
                                 (CUSIP Number)

                                Roger S. Begelman
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  June 29, 2004
                              --------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition that is the subject of this
                              Schedule 13D, and is
 filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WHSHC, L.L.C.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,521,862 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,521,862 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,521,862
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.7%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,521,862 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,521,862 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,521,862
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.7%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Adivsors, L.L.C. VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,521,862 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,521,862 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,521,862
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.7%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  W9/WHSHC, L.L.C. I

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,357,316 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,357,316 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,357,316
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,357,316 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,357,316 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,357,316
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,357,316 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,357,316 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,357,316
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Goldman, Sachs & Co.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [X]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           4,879,178 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     4,879,178 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             4,879,178
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                16.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN/BD/IA

--------------------------------------------------------------------------------

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  The Goldman Sachs Group, Inc.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           4,879,178 Shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON            0 Shares
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     4,879,178 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             4,879,178
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                16.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC/CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Strategic Hotel Capital, Inc. (the "Company"), a Maryland corporation. The address of the principal executive offices of the Company is 77 West Wacker Drive, Suite 4600, Chicago, IL 60601.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by WHSHC, L.L.C. ("WHSHC LLC"), W9/WHSHC, L.L.C. I ("W9 LLC"), Whitehall Street Real Estate Limited Partnership VII ("Whitehall Real Estate VII"), Whitehall Street Real Estate Limited Partnership IX ("Whitehall Real Estate IX"), WH Advisors, L.L.C. VII ("WH Advisors VII"), WH Advisors, L.L.C. IX ("WH Advisors IX"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group", together with WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX and Goldman Sachs, the "Reporting Persons")1 with respect to the Common Stock of the Company. Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own shares of Common Stock through WH Advisors VII and WH Advisors IX. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs.

         The business address of each Reporting Person is 85 Broad Street, New York, New York 10004.

         Each of WHSHC LLC and W9 LLC is a Delaware limited liability company that was formed for the purpose of investing in debt and equity interests in the Company's accounting predecessor, Strategic Hotel Capital, L.L.C. ("SHC LLC").

         Whitehall Real Estate VII is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. WH Advisors VII, a Delaware limited liability company, acts as the sole general partner of Whitehall Real Estate VII.

         Whitehall Real Estate IX is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. WH Advisors IX, a Delaware limited liability company, acts as the sole general partner of Whitehall Real Estate IX.

         Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs is wholly-owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. GS Group is the sole owner of each of WH Advisors VII and WH Advisors IX.

         The name, business address, present principal occupation or employment and citizenship of (i) each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference, (ii) name, position and present principal occupation of each director and executive officer of WH Advisors VII and WH Advisors IX are set forth in Schedule II hereto and are incorporated herein by reference and (iii) each member of the Whitehall Investment Committee of Goldman Sachs, which exercises the authority of Goldman Sachs in managing

----------
1 Neither the present filing nor anything contained herein shall be construed as an admission that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, or that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "group" for any purpose.

each of WH Advisors VII and WH Advisors IX, are set forth in Schedule III hereto and are incorporated herein by reference.

         During the past five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule IV hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedules I, II, III and IV which are attached hereto and incorporated into this Item by reference.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 9, 2004, a copy of which is attached hereto as Exhibit 7.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         WHSHC LLC and W9 LLC acquired from the Company an aggregate of 4,879,178 shares of Common Stock on June 29, 2004 in connection with the initial public offering of the Company (the "IPO"). Specifically, WHSHC LLC acquired 2,521,862 shares of Common Stock and W9 LLC acquired 2,357,316 shares of Common Stock in exchange for an equal number of membership units ("SHC Funding Units") in the operating partnership of the Company, Strategic Hotel Funding, L.L.C. ("SHC Funding"). These exchanges were made pursuant to the terms of the Structuring and Contribution Agreement, dated as of February 13, 2004 (the "Structuring and Contribution Agreement"), by and among SHC Funding, SHC LLC, Whitehall Real Estate VII, Whitehall Real Estate IX and other parties thereto. The Structuring and Contribution Agreement is incorporated herein by reference. Each of WHSHC LLC and W9 LLC received the SHC Funding Units for no consideration through a distribution of a portion of its pro rata share of the SHC Funding Units held by SHC LLC as a result of transactions (the "Formation and Structuring Transactions") described under the caption "Formation and Structuring Transactions" in the Company's final prospectus dated June 23, 2004 (File No. 333-112846, the "Final Prospectus").

         As of June 29, 2004, Goldman Sachs and GS Group may be deemed to beneficially own 4,879,178 shares of Common Stock through (i) WH Advisors VII, the sole general partner of Whitehall Real Estate VII, which is the sole managing member of WHSHC LLC which acquired 2,521,862 shares of Common Stock as described above, and (ii) WH Advisors IX, the sole general partner of Whitehall Real Estate IX, which is the sole managing member of W9 LLC, which acquired 2,357,316 shares of Common Stock as described above. Schedule V reflects the transactions effected by Goldman Sachs during the 60 days prior to and including June 29, 2004, all of which were effected in the ordinary course of business. The aggregate consideration (exclusive of commissions) for the Common Stock purchased during such period was $5,250.

         None of the persons listed on Schedules I, II or III hereto has contributed any funds or other consideration towards the acquisition of the Common Stock, except insofar as they may be general or limited partners of, or own membership interests in, certain of the Reporting Persons and have made capital contributions to such Reporting Persons, as the case may be.

ITEM 4.  PURPOSE OF TRANSACTIONS

         WHSHC LLC and W9 LLC acquired the Common Stock in connection with the Company's IPO for investment purposes. The shares of Common Stock which may be deemed to be held by Goldman Sachs, other than shares which may be deemed beneficially owned through WH Advisors VII and WH Advisors IX, were acquired in the ordinary course of business of Goldman Sachs.

         As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than the following:

         1. As set forth in the Structuring and Contribution Agreement, WHSHC LLC and W9 LLC may acquire up to an additional 880,838 shares of Common Stock from the Company upon the exchange of SHC Funding Units that WHSHC LLC and W9 LLC will receive in a pro rata distribution from SHC LLC, for no consideration, if the holders of securities that are expected to be redeemed by SHC LLC and its affiliates after 60 days do not elect to convert those securities into membership units in SHC LLC.

         2. WHSHC LLC and W9 LLC are exploring possibilities whereby each would exchange up to a maximum of 100,000 shares of Common Stock to persons who are executive officers of the Company or its affiliates in exchange for such persons' existing ownership interests in SHC LLC.

         The foregoing discussion is qualified in its entirety by reference to the Structuring and Contribution Agreement, which is filed as an exhibit hereto and is incorporated by reference in its entirety to this Item 4.

         Each of the Reporting Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and/or may cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Lock-Up Agreements (described in Item 6 below) and (ii) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II or III hereto may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Based on information provided to the Reporting Persons by the Company, there were 26,254,034 shares of Common Stock outstanding as of the close of business on June 29, 2004, the closing date of the IPO. The percentages of Common Stock reported in Row (13) of the cover pages to this Schedule 13D and described below reflect the issuance of an additional 2,640,000 shares of Common Stock on July 9, 2004 as a result of the underwriters' exercise of an option to purchase additional shares pursuant to Section 2 of the Underwriting Agreement (described in Item 6 below).

         As of June 29, 2004, WHSHC LLC beneficially owned an aggregate of 2,521,862 shares of Common Stock, representing in the aggregate approximately 8.7% of the outstanding Common Stock.

         As of June 29, 2004, Whitehall Real Estate VII, as the sole managing member of WHSHC LLC, may be deemed to have beneficially owned an aggregate of 2,521,862 shares of Common Stock beneficially owned by WHSHC LLC, representing in the aggregate approximately 8.7% of the outstanding Common Stock.

         As of June 29, 2004, WH Advisors VII, as the sole general partner of Whitehall Real Estate VII, may be deemed to have beneficially owned an aggregate of 2,521,862 shares of Common Stock beneficially owned by WHSHC LLC, representing in the aggregate approximately 8.7% of the outstanding Common Stock.

         As of June 29, 2004, W9 LLC beneficially owned an aggregate of 2,357,316 shares of Common Stock, representing in the aggregate approximately 8.2% of the outstanding Common Stock.

         As of June 29, 2004, Whitehall Real Estate IX, as the sole managing member of W9 LLC, may be deemed to have beneficially owned an aggregate of 2,357,316 shares of Common Stock beneficially owned by W9 LLC, representing in the aggregate approximately 8.2% of the outstanding Common Stock.

         As of June 29, 2004, WH Advisors IX, as the sole general partner of Whitehall Real Estate IX, may be deemed to have beneficially owned an aggregate of 2,357,316 shares of Common Stock beneficially owned by W9 LLC, representing in the aggregate approximately 8.2% of the outstanding Common Stock.

         As of June 29, 2004, Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 4,879,178 shares of Common Stock beneficially owned by WHSHC LLC and W9 LLC as described above, such shares representing in the aggregate approximately 16.9% of the outstanding Common Stock.

         None of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D are shares as to which there is a right to acquire exercisable within 60 days.

         None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, beneficially owned any shares of Common Stock as of June 29, 2004, other than as set forth herein.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

         (c) Except with respect to (a) the acquisition of shares of Common Stock by WHSHC LLC and W9 LLC as described herein and (b) transactions effected by Goldman Sachs in its capacity as an underwriter in the IPO (as further described in Item 6), Schedule V sets forth the transactions in the shares of Common Stock which have been effected during the 60 days prior to and including June 29, 2004, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the shares of Common Stock, described in
Schedule V, were effected either on the New York Stock Exchange or in the over-the-counter market. The aggregate consideration (exclusive of commissions) for the Common Stock purchased during such period was $5,250.

         Except with respect to (a) the acquisition of shares of Common Stock by WHSHC LLC and W9 LLC as described herein and (b) transactions effected by Goldman Sachs in its capacity as an underwriter in the IPO, and except as set forth in Schedule V, no transactions in the shares of Common Stock were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto during the 60 days prior to and including June 29, 2004.

         (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

STRUCTURING AND CONTRIBUTION AGREEMENT

         Whitehall Real Estate VII and Whitehall Real Estate IX are parties to the Structuring and Contribution Agreement. Pursuant to the Structuring and Contribution Agreement, Whitehall Real Estate VII and Whitehall Real

Estate IX have agreed to exchange all SHC Funding Units that they receive in distributions from SHC LLC for shares of Common Stock.

UNDERWRITING AGREEMENT

         In connection with the IPO, an Underwriting Agreement, dated June 23, 2004 (the "Underwriting Agreement"), was entered into by the Company, SHC Funding and Goldman Sachs, as representatives of the several underwriters listed in Schedule I thereto (the "Underwriters"). The Underwriting Agreement provides for the Underwriters' purchase from the Company of 17,600,000 shares of Common Stock and the Underwriters' option to purchase up to an additional 2,640,000 shares of Common Stock at the same purchase price for the purpose of covering over-allotments. The Underwriters exercised the over-allotment option in full on July 7, 2004. The initial public offering price in the IPO was $14.00 per share. Under the Underwriting Agreement, the Underwriters purchased the Common Stock net of an underwriting discount of $0.98 per share. The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions.

LOCK-UP AGREEMENTS

         In connection with the IPO, WHSHC LLC and W9 LLC have each agreed that, during the period beginning on the date of and continuing to and including the date 180 days after June 23, 2004, the date of the Final Prospectus, they will not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock or any options or warrants to purchase any shares of Common Stock (or securities convertible into or exchangeable for or that represent the right to receive shares of Common Stock), other than (i) any shares of Common Stock acquired in the open market following the consummation of the IPO if (and only if) any disposition of such shares would not trigger any requirement to file with the Securities and Exchange Commission a Schedule 13D pursuant to Regulation 13d-1 under the Securities Exchange Act of 1934, as amended; (ii) as a bona fide gift or gifts, provided that the donee or donees thereof receiving in excess of 1,000 of the shares agree to be bound in writing by the restrictions set forth in the Lock-Up Agreement, (iii) to any trust, limited partnership or similar vehicle for the direct or indirect benefit of it or its immediate family, provided that the trustee of the trust, the general partner of the limited partnership or the person holding the similar position in another vehicle agrees to be bound in writing by the restrictions set forth in the Lock-Up Agreement, and provided further that any such transfer shall not involve a disposition for value, (iv) to persons who are executive officers of the Company or its affiliates in exchange for their ownership interests in SHC LLC (up to a maximum of 100,000 shares of Common Stock), or (v) with the prior written consent of Goldman Sachs on behalf of the Underwriters.

REGISTRATION RIGHTS AGREEMENT

         WHSHC LLC and W9 LLC are parties to a Registration Rights Agreement dated June 29, 2004 (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, subject to the Lock-up Agreements with the Underwriters described above, prior to June 29, 2005 and for such additional period during which the Company fails to file or maintain a shelf registration statement, each of WHSHC LLC and W9 LLC and other parties to the Registration Rights Agreement have the right, subject to certain limitations, on two separate occasions, to request that the Company effect a registration of shares of Common Stock owned by the requesting party. The Company may postpone the initial filing of that registration for up to 90 days if that filing would jeopardize a material financing, acquisition or similar transaction. Upon receipt of a request to register shares, the Company and each non-requesting party will have a 30-day option to acquire the shares sought to be registered at the then fair market value thereof as determined by the Company's board of directors, subject to the right of the requesting party to withdraw its request for registration. If the Company is obligated to pursue a registration, it may be obligated to include shares of holders exercising piggy-back registration rights. Beginning on June 30, 2005, the Company is required to use its reasonable efforts to file and maintain a registration statement for the resale of shares owned by each of WHSHC LLC and W9 LLC and other parties to the Registration Rights Agreement and certain of their affiliates, subject to certain limitations. Each stockholder eligible to have shares registered under the shelf registration statement will be entitled to resell shares pursuant to that registration statement, subject to availability. The Company may postpone, on one occasion only as to each shelf registration to which a party is entitled, each filing of a registration statement and each proposed sale under a shelf registration for up to 90 days if such registration would adversely affect a material financing, acquisition or similar transaction. The Company may grant certain holders of its shares of Common Stock piggy-back registration rights permitting them, subject to availability, to participate in the demand and shelf registrations described above. The person requesting any demand or shelf registration will be responsible for paying all underwriting discounts, commissions or fees, fees of placement agents, expenses of printing and distributing any registration statement and prospectus and the fees and expenses of counsel for the person requesting registration. The Company is obligated to pay all other fees and expenses, including applicable federal and state filing fees.

VOTING AGREEMENT

         WHSHC LLC and W9 LLC are parties to a Voting Agreement dated as of June 8, 2004 (the "Voting Agreement"). Pursuant to the Voting Agreement, in connection with each meeting of the stockholders of the Company at which directors of the Company are to be elected, each of WHSHC LLC and W9 LLC have agreed to affirmatively vote all of its shares of capital stock of the Company acquired upon the IPO and over which it has voting power or control in favor of Laurence Geller, provided that he has been duly nominated as a director, so long as (i) it (or any affiliate that is under its control or a successor or affiliate) owns or controls at least 5% of the voting power to elect directors of the Company; provided, however, if it determines in good faith that to vote for Mr. Geller would likely be a breach of its fiduciary obligations to any of its beneficial owners, then it will not be obligated to vote the shares in favor of Mr. Geller.

         The foregoing descriptions of the Structuring and Contribution Agreement, Underwriting Agreement, Lock-Up Agreements, Registration Rights Agreement and Voting Agreement are qualified in their entirety by reference to the Structuring and Contribution Agreement, Underwriting Agreement, Lock-Up Agreements, Registration Rights Agreement and Voting Agreement, which are filed as exhibits hereto, each of which is incorporated by reference in their entirety into this Item 6. Except as described herein, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Exhibit                             Description
------------  ------------------------------------------------------------------
      1. Structuring and Contribution Agreement, dated as of February 13, 2004, by and among SHC Funding, Strategic Hotel Capital, L.L.C. ("SHC LLC"), Whitehall Street Real Estate Limited Partnership VII, Whitehall Street Real Estate Limited Partnership IX and other parties thereto (incorporated by reference to Exhibit 10.2 to the registration statement on Form S-11 (File No. 333-112846) filed by the Company)).

      2. Underwriting Agreement, dated as of June 23, 2004, among Strategic Hotel Capital, Inc. Strategic Hotel Funding, L.L.C. and the underwriters named therein.

      3. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and WHSHC, L.L.C.

      4. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and W9/WHSHC, L.L.C. I.

      5. Registration Rights Agreement, dated as of June 29, 2004, among Strategic Hotel Capital, Inc., WHSHC, L.L.C., W9/WHSHC, L.L.C. I and the other parties thereto.

      6. Voting Agreement, dated as of June 8, 2004, among Laurence Geller, Strategic Hotel Capital, Inc., WHSHC, L.L.C. and W9/WHSHC, L.L.C. I.

      7.      Joint Filing Agreement.

      8. Power of Attorney, dated December 12, 2003, relating to The Goldman Sachs Group, Inc.

      9. Power of Attorney, dated November 19, 2003, relating to Goldman, Sachs & Co.

      10. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. VII

      11. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. IX

      12. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership VII

      13. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership IX

      14.     Power of Attorney, dated June 24, 2004, relating to WHSHC, L.L.C.

      15.     Power of Attorney, dated June 24, 2004, relating to W9/WHSHC,
              L.L.C. I

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Dated:  July 9, 2004

THE GOLDMAN SACHS GROUP, INC.

By:    /s/  Roger S. Begelman
       -------------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:    /s/  Roger S. Begelman
       -------------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. VII

By:    /s/  Roger S. Begelman
         -----------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. IX

By:    /s/  Roger S. Begelman
       -------------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII

By:    /s/  Roger S. Begelman
       -------------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP IX

By:    /s/  Roger S. Begelman
       -------------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHSHC, L.L.C.

By:    /s/  Roger S. Begelman
       -------------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

W9/WHSHC, L.L.C. I

By:    /s/  Roger S. Begelman
       -------------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

                                  EXHIBIT INDEX

   Exhibit                             Description
------------  ------------------------------------------------------------------
      1. Structuring and Contribution Agreement, dated as of February 13, 2004, by and among SHC Funding, Strategic Hotel Capital, L.L.C. ("SHC LLC"), Whitehall Street Real Estate Limited Partnership VII, Whitehall Street Real Estate Limited Partnership IX and other parties thereto (incorporated by reference to Exhibit 10.2 to the registration statement on Form S-11 (File No. 333-112846) filed by the Company)).

      2. Underwriting Agreement, dated as of June 23, 2004, among Strategic Hotel Capital, Inc. Strategic Hotel Funding, L.L.C. and the underwriters named therein.

      3. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and WHSHC, L.L.C.

      4. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and W9/WHSHC, L.L.C. I.

      5. Registration Rights Agreement, dated as of June 29, 2004, among Strategic Hotel Capital, Inc., WHSHC, L.L.C., W9/WHSHC, L.L.C. I and the other parties thereto.

      6. Voting Agreement, dated as of June 8, 2004, among Laurence Geller, Strategic Hotel Capital, Inc., WHSHC, L.L.C. and W9/WHSHC, L.L.C. I.

      7.      Joint Filing Agreement.

      8. Power of Attorney, dated December 12, 2003, relating to The Goldman Sachs Group, Inc.

      9. Power of Attorney, dated November 19, 2003, relating to Goldman, Sachs & Co.

      10. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. VII

      11. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. IX

      12. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership VII

      13. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership IX

      14.     Power of Attorney, dated June 24, 2004, relating to WHSHC, L.L.C.

      15.     Power of Attorney, dated June 24, 2004, relating to W9/WHSHC,
              L.L.C. I

                                   SCHEDULE I
                                   ----------

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.


Name                               Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.              Chairman and Chief Executive Officer  of  The
                                   Goldman Sachs Group, Inc.

Lloyd C. Blankfein                 President and Chief Operating Officer of  The
                                   Goldman Sachs Group, Inc.

Lord Browne of Madingley           Group Chief Executive of BP plc


John H. Bryan                      Retired Chairman and  Chief Executive Officer
                                   of Sara Lee Corporation

Claes Dahlback                     Nonexecutive Chairman of Investor AB


William W. George                  Retired Chairman and  Chief Executive Officer
                                   of Medtronic, Inc.

James A. Johnson                   Vice Chairman of Perseus, L.L.C.


Lois D. Juliber                    Chief Operating Officer of  Colgate-Palmolive
                                   Company

Edward M. Liddy                    Chairman of the Board,  President  and  Chief
                                   Executive Officer of The Allstate Corporation

Ruth J. Simmons                    President of Brown University

                                   SCHEDULE II
                                   -----------

     The name, position and present principal occupation of each director and executive officer of WH Advisors, L.L.C. VII, the sole general partner of Whitehall Street Real Estate Limited Partnership VII, which is the sole managing member of WHSHC, L.L.C., and the name, position and present principal occupation of each director and executive officer of WH Advisors, L.L.C. IX, the sole general partner of Whitehall Street Real Estate Limited Partnership IX, which is the sole managing member of W9/WHSHC, L.L.C. I, are set forth below.

     The business address of each director and executive officer listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Brian Collyer, Thomas D. Ferguson, Todd P. Giannoble, Larry J. Goodwin, Helen Hyde Hallaron, Patrick J. Tribolet, Michael M. Watts, Aaron D. Wetherill and Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Philippe Camu, Giovanni Cutaia, Tracy Deblieck, Nathalie L. Dimitrov, James R. Garman, Benoit Herault, Zubin P. Irani, Brian P. Niles, Paul A. Obey, Penny A. Petrow, Jean A. De Pourtales, Richard H. Powers and Edward M. Siskind is 133 Fleet Street, London EC4A 2BB, England. The business address of Yves Checoury and Jon J. Franco is 2, rue de Thann, 75017, Paris, France. The business address of Kavin C. Bloomer is Shibuya Cross Tower, 24F, 15-1, Shibuya 2-chome, Shibuya-ku, Tokyo Japan.

     Each director and executive officer listed below is a citizen of the United States, except as follows: Kavin C. Bloomer is a citizen of Thailand. Philippe
L. Camu is a citizen of Belgium. Brian Collyer and Brahm S. Cramer are citizens of Canada. Zubin P. Irani is citizen of India. Yves Checoury and Benoit Herault are citizens of France. James R. Garman and Paul A. Obey are citizens of the United Kingdom. Nathalie L. Dimitrov and Jean A. De Pourtales and citizens of both France and the United Kingdom.


Name                      Position                  Present Principal Occupation
--------------------------------------------------------------------------------

Rothenberg, Stuart M.     Manager/Director/         Managing Director of
                          Vice President            Goldman, Sachs & Co.

Bloomer, Kavin C.         Vice President            Vice President of Goldman
                                                    Sachs Japan Realty Ltd.

Brooks, Adam J.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Burban, Elizabeth M.      Vice President/           Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Camu, Philippe            Vice President            Managing Director of
                                                    Goldman Sachs International

Checoury, Yves            Vice President            Vice President of Goldman
                                                    Sachs Paris Inc. et Cie

Collyer, Brian            Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Cramer, Brahm S.          Manager/Vice President/   Managing Director of
                          Assistant Secretary       Goldman, Sachs & Co.

Cutaia, Giovanni          Vice President            Vice President of
                                                    Goldman Sachs International

Deblieck, Tracy           Vice President            Vice President of
                                                    Goldman Sachs International

Dimitrov, Nathalie L.     Vice President            Vice President of
                                                    Goldman Sachs International

Ferguson, Thomas D.       Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Franco, Jon J.            Vice President            Vice President of
                                                    Goldman Sachs Paris Inc.

Garman, James R.          Vice President            Vice President of
                                                    Goldman Sachs International

Giannoble, Todd P.        Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Goodwin, Larry J.         Vice President            Managing Director of
                                                    Goldman, Sachs & Co.

Herault, Benoit           Vice President/           Managing Director of
                          Assistant Secretary       Goldman Sachs International

Hyde Hallaron, Helen      Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Iorio, Steven J.          Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Irani, Zubin P.           Vice President            Managing Director of
                                                    Goldman Sachs International

Karr, Jerome S.           Vice President/           Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Kava, Alan S.             Manager/                  Managing Director of
                          Vice President            Goldman, Sachs & Co.

Langer, Jonathan A.       Vice President/           Managing Director of
                          Assistant Secretary       Goldman, Sachs & Co.

Lapidus, Roy I.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Mandis, Vivian            Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Metz, Justin E.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Naughton, Kevin D.        Vice President/           Managing Director of
                          Secretary/Treasurer       Goldman, Sachs & Co.

Niles, Brian P.           Vice President            Vice President of
                                                    Goldman Sachs International

Obey, Paul A.             Vice President/           Vice President of
                          Assistant Secretary       Goldman Sachs International

Petrow, Penny A.          Vice President            Vice President of
                                                    Goldman Sachs International

De Pourtales, Jean A.     Vice President            Managing Director of
                                                    Goldman Sachs International

Powers, Richard H.        Vice President/           Managing Director of
                          Assistant Secretary       Goldman Sachs International

Scesney, Josephine        Manager/Vice President/   Managing Director of
                          Assistant Treasurer       Goldman, Sachs & Co.

Siskind, Edward M.        Vice President/           Managing Director of
                          Assistant Treasurer       Goldman, Sachs & Co.

Tribolet, Patrick M.      Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Tsai, Teresa              Vice President/           Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Watts, Michael M.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Weidman, Peter A.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Weiss, Mitchell S.        Assistant Treasurer/      Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Wetherill, Aaron D.       Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Williams, Todd A.         Vice President/           Managing Director of
                          Assistant Secretary/      Goldman, Sachs & Co.
                          Assistant Treasurer

Zucker, Lauren J.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

                                  SCHEDULE III
                                  ------------

     The name and principal occupation of each member of the Whitehall Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing each of WH Advisors, L.L.C. VII and WH Advisors, L.L.C. IX, are set forth below.

     The business address of each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard H. Powers and Edward M. Siskind is 133 Fleet Street, London EC4A 2BB, England. The business address of Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Toshinobu Kasai is Roppongi Hills Mori Tower, 47th floor, 10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6147, Japan.

     Each member listed below is a citizen of the United States, except as follows: Brahm S. Cramer is a citizen of Canada. Toshinobu Kasai is a citizen of Japan.


Name                            Present Principal Occupation
--------------------------------------------------------------------------------

Cramer, Brahm S.                Managing Director of Goldman, Sachs & Co.

Feldman, Steven M.              Managing Director of Goldman, Sachs & Co.

Friedman, Richard A.            Managing Director of Goldman, Sachs & Co.

Jonas, Andrew J.                Managing Director of Goldman, Sachs & Co.

Kasai, Toshinobu                Managing Director of Goldman Sachs (Japan) Ltd.

Naughton, Kevin D.              Managing Director of Goldman, Sachs & Co.

Powers, Richard H.              Managing Director of Goldman Sachs International

Rosenberg, Ralph F.             Managing Director of Goldman, Sachs & Co.

Rothenberg, Stuart M.           Managing Director of Goldman, Sachs & Co.

Siskind, Edward M.              Managing Director of Goldman Sachs International

Stecher, Esta E.                Managing Director of Goldman, Sachs & Co.

Viniar, David A.                Managing Director of Goldman, Sachs & Co.

Williams, Todd A.               Managing Director of Goldman, Sachs & Co.

                                  SCHEDULE IV
                                  ------------


     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

     In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 hereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

                                   SCHEDULE V
                                   ----------

  Purchases      Sales         Price        Trade Date         Settlement Date
--------------------------------------------------------------------------------
     375                        14.00        06/23/04              06/29/04
                  375           14.00        06/24/04              06/29/04